Exhibit 99.1

CollPlant Announces Closing of $35.0 Million Registered Direct Offering of American Depositary Shares

REHOVOT, Israel, Feb. 18, 2021 (GLOBE NEWSWIRE) -- CollPlant Biotechnologies (NASDAQ:CLGN), today announced that it has closed the previously announced registered direct offering for the purchase and sale of an aggregate of 2,000,000 of the Company's American Depositary Shares (ADSs), at a purchase price of $17.50 per ADS. Each ADS represents one (1) ordinary share, par value NIS 1.50 per share, of CollPlant.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds from the offering, before deducting the placement agent's fees and other offering expenses payable by the Company, were $35.0 million. CollPlant intends to use the net proceeds for general corporate purposes, which may include but are not limited to working capital and funding the development of regenerative and aesthetic medicine products.

The ADSs were offered by CollPlant pursuant to a "shelf" registration statement on Form F-3 (File No. 333-229486) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2019 and declared effective by the SEC on February 22, 2019. The offering of the ADSs was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The final prospectus supplement and the accompanying prospectus relating to the ADSs being offered have been filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. CollPlant's products are based on its rhCollagen (recombinant human collagen) that is produced with CollPlant's proprietary plant based genetic engineering technology.

CollPlant's products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

CollPlant's flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In 2018, CollPlant entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant's BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant recently signed an agreement for dermal filler and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com.

Contacts at CollPlant:

Eran Rotem
Deputy CEO & Chief Financial Officer
Tel: + 972-73-2325600/631
Email: Eran@collplant.com

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate, including the intended use of proceeds from the offering. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s expectations regarding the timing and cost of commencing clinical trials with respect to products which are based on CollPlant’s rhCollagen; CollPlant’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to the products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the products; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant is able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F, respectively, filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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